SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PSQ Holdings, Inc.
(Name of Issuer) Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities) 693691107
(CUSIP Number) July 19, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 693691107	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Jackson Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,367,294(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,367,294(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,367,294
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%(2)
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Consists of 1,367,294 shares of Class A Common Stock directly owned.

(2)	Based on 26,044,298 shares of Class A Common Stock outstanding as of July 19, 2023, as reported in the Issuer’s Form 8-K filed with the Commission on July 25, 2023.

CUSIP NO. 693691107	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Richard L. Jackson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 555,903(1)
	6	SHARED VOTING POWER 1,367,294(2)
	7	SOLE DISPOSITIVE POWER 555,903(1)
	8	SHARED DISPOSITIVE POWER 1,367,294(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,923,197
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%(3)
12	TYPE OF REPORTING PERSON IN; HC

(1)	Consists of 555,903 warrants of the Issuer, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share.

(2)	Consists of 1,367,294 shares of Class A Common Stock directly owned by Jackson Investment Group, LLC.

(3)	Based on 26,044,298 shares of Class A Common Stock outstanding as of July 19, 2023, as reported in the Issuer’s Form 8-K filed with the Commission on July 25, 2023.

CUSIP NO. 693691107	13G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer:

PSQ Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

222 Lakeview Avenue, Suite 800
West Palm Beach, Florida 33401

Item 2.	(a)	Name of Persons Filing:

This Schedule 13G is filed on behalf of (i) Jackson Investment Group, LLC, a Georgia limited liability company (“JIG LLC”) and (ii) Richard L. Jackson, an individual who is a citizen of the United States of America (“Mr. Jackson” and together with JIG LLC, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

	(b)	Address of Principal Business Office:

JIG LLC and Mr. Jackson – 2655 Northwinds Parkway, Alpharetta, GA 30009

	(c)	Citizenship.

Jackson Investment Group, LLC is a Georgia limited liability company.
Mr. Jackson is a United States citizen.

	(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share.
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share.

	(e)	CUSIP Number:

693691107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP NO. 693691107	13G	Page 5 of 6 Pages

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover pages for the Reporting Persons hereto and is incorporated herein by reference for each of the Reporting Persons. Such information is as of the close of business on July 19, 2023. The reported shares are the Issuer’s Class A Common Stock and warrants.

Mr. Jackson has the sole power to vote or to direct the vote and to dispose or direct the disposition of the 555,903 warrants of the Issuer. The Reporting Persons have the shared power to vote or to direct the vote and to dispose or direct the disposition of the 1,367,294 shares of Class A Common Stock of the Issuer. Mr. Jackson owns directly no Class A Common Stock of the Issuer. Mr. Jackson controls JIG LLC. The filing of this Schedule 13G should not be construed as an admission that Mr. Jackson is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Stock reported herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 693691107	13G	Page 5 of 6 Pages

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 27, 2023

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L Jackson
Name: Richard L. Jackson
Title: Chief Executive Officer

Date: July 27, 2023

/s/ Richard L Jackson
Richard L. Jackson